Exhibit 99.1

Pharvaris Appoints Joan Schmidt, J.D., as Chief Legal Officer

•	Pharvaris’ executive team further strengthened by Ms. Schmidt’s deep international experience and biopharmaceutical industry tenure

ZUG, Switzerland, May 11, 2022 – Pharvaris (Nasdaq: PHVS), a clinical-stage company developing novel, oral bradykinin-B2-receptor antagonists to treat and prevent HAE attacks, building on its deep-seated roots in hereditary angioedema (HAE), today announced the appointment of Joan Schmidt, J.D., to the newly created position of Chief Legal Officer, effective June 1, 2022. In this role, she will lead all legal activities, including compliance and governance, in support of Pharvaris’ clinical drug development and commercialization strategies.

Ms. Schmidt brings more than 20 years of leadership experience in compliance, intellectual property, litigation, governance, and people management within the biopharmaceutical industry. Most recently, she served as the Executive Vice President, General Counsel and Secretary at Arena Pharmaceuticals where, as a member of the executive team, she developed and implemented company strategy, and scaled and strengthened the legal, compliance, and intellectual property functions prior to the company’s acquisition by Pfizer in March 2022 for approximately $6.7 billion.

“Joan is a key new addition to our executive leadership team as her legal expertise draws on extensive experience advising biopharmaceutical companies that brought therapeutic products to market,” said Berndt Modig, Chief Executive Officer of Pharvaris. “Joan will be integrally involved in executing Pharvaris’ business growth and strategic plans. We welcome her to our executive team and look forward to her insights as we advance our oral bradykinin-B2-receptor antagonists to people living with HAE.”

Ms. Schmidt commented, “I look forward to collaborating with the team at Pharvaris as we advance our objectives to address critical unmet needs for people living with HAE around the world. Pharvaris is on an exciting journey, and I am looking forward to contributing to the strategic direction of the company and strengthening its legal and compliance functions as Pharvaris advances the clinical and commercial pathways of its oral candidates.”

Prior to Arena, Ms. Schmidt served as General Counsel at DBV Technologies and as U.S. General Counsel and Head of Human Resources at Biotronik. Earlier, Ms. Schmidt had positions of increasing responsibility at Novo Nordisk, both in the U.S. and Europe, most recently as Corporate Vice President responsible for global transactions, litigation, and trademarks. Ms. Schmidt earned her J.D. from Elizabeth Haub School of Law at Pace University and obtained a B.A. from the University of Connecticut.

About Pharvaris
Pharvaris is a clinical-stage company developing novel, oral bradykinin-B2-receptor antagonists to treat and prevent HAE attacks, building on its deep-seated roots in HAE. By directly targeting this clinically proven therapeutic target with novel small molecules, the Pharvaris team aspires to offer people with all sub-types of HAE more effective and convenient alternatives to treat attacks, both on-demand and prophylactically. The company brings together the best talent in the industry with deep expertise in rare diseases and HAE. For more information, visit https://pharvaris.com/.

Forward-Looking Statements
This press release contains certain forward-looking statements that involve substantial risks and uncertainties. All statements contained in this press release that do not relate to matters of historical fact should be considered forward-looking statements, including, without limitation, statements containing the words “believe,” “anticipate,” “expect,” “estimate,” “may,” “could,” “should,” “would,” “will,” “intend” and similar expressions. These forward-looking statements are based on management’s current expectations, are neither promises nor guarantees, and involve known and unknown risks, uncertainties and other important factors that may cause Pharvaris’ actual results, performance or achievements to be materially different from its expectations expressed or implied by the forward-looking statements. Such risks include but are not limited to the following: the expected timing, progress, or success of our clinical development programs, especially for PHVS416 and PHVS719, which are in mid-stage clinical trials; risks associated with the COVID-19 pandemic, which may adversely impact our business, nonclinical studies, and clinical trials; the timing of regulatory approvals; the value of our ordinary shares; the timing, costs and other limitations involved in obtaining regulatory approval for our product candidates PHVS416 and PHVS719, or any other product candidate that we may develop in the future; our ability to establish commercial capabilities or enter into agreements with third parties to market, sell, and distribute our product candidates; our ability to compete in the pharmaceutical industry and with competitive generic products; our ability to market, commercialize and achieve market acceptance for our product candidates; our ability to raise capital when needed and on acceptable terms; regulatory developments in the United States, the European Union and other jurisdictions; our ability to protect our intellectual property and know-how and operate our business without infringing the intellectual property rights or regulatory exclusivity of others; our ability to manage negative consequences from changes in applicable laws and regulations, including tax laws; our ability to successfully remediate the material weakness in our internal control over financial reporting and to maintain an effective system of internal control over financial reporting; changes in general market, political and economic conditions, including as a result of the current conflict between Russia and Ukraine; and the other factors described under the headings “Cautionary Statement Regarding Forward-Looking Statements” and “Item 3. Key Information—D. Risk Factors” in our Annual Report on Form 20-F and other periodic filings with the Securities and Exchange Commission.

These and other important factors could cause actual results to differ materially from those indicated by the forward-looking statements made in this press release. Any such forward-looking statements represent management’s estimates as of the date of this press release. New risks and uncertainties may emerge from time to time, and it is not possible to predict all risks and uncertainties. While Pharvaris may elect to update such forward-looking statements at some point in the future, Pharvaris disclaims any obligation to do so, even if subsequent events cause its views to change. These forward-looking statements should not be relied upon as representing Pharvaris’ views as of any date subsequent to the date of this press release.

Contact
Maryann Cimino
Director of Corporate Relations
maryann.cimino@pharvaris.com
+1-617-710-7305